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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-21878                            CUSIP NUMBER:  828815 10 0

(Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 2002


         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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PART I--REGISTRANT INFORMATION

Full Name of Registrant:  Simon Worldwide, Inc.

Former Name if Applicable: Cyrk, Inc.

Address of Principal Executive Office: 1888 Century Park East, Los Angeles, CA 90067

PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

      As previously reported, following the loss of its two largest customers in August 2001, Simon Worldwide, Inc. (the "Company") has concentrated its efforts on reducing its costs and settling numerous claims, contractual obligations and pending litigation. As of December 31, 2002, it had only 9 employees. In addition, the Company's independent public accountants resigned in April 2002 and withdrew their report on the Company's 2001 financial statements claiming a lawsuit filed against them by the Company impaired their independence. The Company engaged new independent public accountants in June 2002.

      As a result of the factors described above, the Company, with the assistance of its new independent public accountants, has been in the process of preparing an amended annual report on Form 10-K/A for 2001 and quarterly reports on Form 10-Q for the quarters ended June 30 and September 30, 2002. It expects to file these reports shortly.


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      While the audit of the Company's 2002 financial statements is underway, the filing of its annual report on Form 10-K for 2002 will be delayed due to the factors described above.

PART IV--OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

       Greg Mays
       (310) 552-6800

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      [ ] Yes   [X] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes   [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      By April 2002, the Company had effectively eliminated a majority of its ongoing operations and was in the process of disposing of its assets and settling its liabilities related to the promotions business. This process is ongoing. Commencing in April 2002, the discontinued activities of the Company have been classified as discontinued operations for financial statement reporting purposes. The Company expects to report a loss from discontinued operations for 2002 due to the general and administrative expenses being incurred to manage the affairs of the Company and resolve outstanding legal matters. The Company reported an operating loss of approximately $110 million for 2001.


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SIMON WORLDWIDE, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2003                       SIMON WORLDWIDE, INC.



                                            By:  /s/ J. Anthony Kouba
                                                 -------------------------------
                                                 J. Anthony Kouba
                                                 Executive Committee Member